May 5, 2020

Correspondence Filing Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Anne Nguyen Parker, Manufacturing Branch Chief and Martin James, Manufacturing Senior Advisor

Re:	TransDigm Inc. TransDigm Group Incorporated Registration Statement on Form S-4 Filed May 5, 2020
Ladies and Gentlemen:
On the date hereof, TransDigm Inc., a Delaware Corporation (the “Issuer”), and TransDigm Group Incorporated, TransDigm UK Holdings plc, Acme Aerospace, Inc., Adams Rite Aerospace, Inc., AeroControlex Group, Inc., Aerosonic LLC, Airborne Acquisition, Inc., Airborne Global, Inc., Airborne Holdings, Inc., Airborne Systems NA Inc., Airborne Systems North America Inc., Airborne Systems North America of CA Inc., Airborne Systems North America of NJ Inc., AmSafe, Inc., AmSafe Global Holdings, Inc., Arkwin Industries, Inc., Aviation Technologies, Inc., Avionic Instruments LLC, Avionics Specialties, Inc., AvtechTyee, Inc., Beta Transformer Technology Corporation, Beta Transformer Technology LLC, Breeze-Eastern LLC, Bridport-Air Carrier, Inc., Bridport Erie Aviation, Inc., Bridport Holdings, Inc., Bruce Aerospace Inc., CDA InterCorp LLC, CEF Industries, LLC, Champion Aerospace LLC, Data Device Corporation, Dukes Aerospace, Inc., Electromech Technologies LLC, Extant Components Group Holdings, Inc., Extant Components Group Intermediate, Inc., HarcoSemco LLC, Hartwell Corporation, ILC Holdings, Inc., Johnson Liverpool LLC, Kirkhill Inc., MarathonNorco Aerospace, Inc., McKechnie Aerospace DE, Inc., McKechnie Aerospace Holdings, Inc., McKechnie Aerospace US LLC, North Hills Signal Processing Corp., North Hills Signal Processing Overseas Corp., Pexco Aerospace, Inc., PneuDraulics, Inc., Schneller LLC, Semco Instruments, Inc., Shield Restraint Systems, Inc., Skandia, Inc., Skurka Aerospace Inc., Symetrics Industries, LLC, Symetrics Technology Group, LLC, Tactair Fluid Controls, Inc., TEAC Aerospace Holdings, Inc., TEAC Aerospace Technologies, Inc., Telair International LLC, Telair US LLC, Texas Rototronics, Inc., Transicoil LLC, Whippany Actuation Systems, LLC,

Young & Franklin Inc., Esterline Technologies Corporation, Esterline International Company, Leach Holding Corporation, Leach International Corporation, Leach Technology Group, Inc., TA Aerospace Co., CMC Electronics Aurora LLC, Esterline Europe Company LLC, Treality SVS LLC, ScioTeq LLC, Angus Electronics Co., Avista, Incorporated, Auxitrol Weston USA, Inc., Esterline Technologies SGIP LLC, Hytek Finishes Co., Janco Corporation, Mason Electric Co., NMC Group, Inc., Norwich Aero Products, Inc., Palomar Products, Inc., 17111 Waterview Pkwy LLC, Korry Electronics Co., Armtec Defense Products Co., Armtec Countermeasures Co., Armtec Countermeasures TNO Co., Racal Acoustics, Inc. and TDG ESL Holdings Inc. (collectively, the “Guarantors” and, together with the Issuer, the “Registrants”) filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement on Form S-4 relating to the offer to exchange (the “Exchange Offer”) up to $2,650,000,000 aggregate principal amount of the Issuer’s 5.500% Senior Subordinated Notes due 2027 (the “Exchange Notes”) registered under the Securities Act of 1933 (the “Securities Act”), for any and all of the Company’s outstanding 5.500% Senior Subordinated Notes due 2027, which were issued on November 13, 2019.
The Registrants are registering the Exchange Offer in reliance on the Commission staff’s position enunciated in the letters issued to Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). In accordance with the Commission staff’s position set forth in those letters, the Registrants make the following representations to the Commission:

1.
The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

2.
The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is using the Exchange Offer to participate in the distribution of the Exchange Notes to be acquired in the Exchange Offer, such person (a) cannot rely on the Commission staff’s position enunciated in Exxon Capital Holdings Corporation or similar letters and (b) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling stockholder information required by Item 507 of Regulation S-K promulgated under the Securities Act.

3.
The Registrants will make each participant in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that (a) by executing the letter of transmittal or similar documentation, any such broker-dealer represents that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such existing securities pursuant to the Exchange Offer and

(b) any such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute Exchange Notes. The Registrants will include in the letter of transmittal or similar documentation a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The Registrants will include, in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer, representations to the effect that (a) the exchange offeree is acquiring the Exchange Notes in its ordinary course of business; (b) by accepting the Exchange Offer, the exchange offeree represents that it is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in a distribution of the Exchange Notes; and (c) the offeree is not an “affiliate” of the Registrants within the meaning of Rule 405 under the Securities Act.
* * *
Very truly yours,

TRANSDIGM INC.

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chief Financial Officer

TRANSDIGM GROUP INCORPORATED

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chief Financial Officer

[Signature Page to Exxon Letter]

ACME AEROSPACE, INC.
ARKWIN INDUSTRIES, INC.
AVTECHTYEE, INC.
BETA TRANSFORMER TECHNOLOGY CORPORATION
BETA TRANSFORMER TECHNOLOGY LLC

By:	Beta Transformer Technology Corporation, as its sole member
BRUCE AEROSPACE INC.
DATA DEVICE CORPORATION
DUKES AEROSPACE, INC.
EXTANT COMPONENTS GROUP HOLDINGS, INC.
EXTANT COMPONENTS GROUP INTERMEDIATE, INC.
JOHNSON LIVERPOOL LLC

By:	Young & Franklin Inc., its sole member
NORTH HILLS SIGNAL PROCESSING CORP.
NORTH HILLS SIGNAL PROCESSING OVERSEAS CORP.
PEXCO AEROSPACE, INC.
PNEUDRAULICS, INC.
SEMCO INSTRUMENTS, INC.
SKANDIA, INC.
SYMETRICS INDUSTRIES, LLC

By:	Symetrics Technology Group, LLC, its sole member

By:	Extant Components Group Intermediate, Inc., its sole member
SYMETRICS TECHNOLOGY GROUP, LLC
TACTAIR FLUID CONTROLS, INC.
TEAC AEROSPACE HOLDINGS, INC.
TEXAS ROTRONICS, INC.
YOUNG & FRANKLIN INC.

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chief Executive Officer

AEROCONTROLEX GROUP, INC.

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	President and Chief Executive Officer

[Signature Page to Exxon Letter]

AEROSONIC LLC
AVIONIC INSTRUMENTS LLC
BREEZE-EASTERN LLC
CDA INTERCORP LLC
CEF INDUSTRIES, LLC
CHAMPION AEROSPACE LLC
HARCOSEMCO LLC
SCHNELLER LLC
TELAIR US LLC
TELAIR INTERNATIONAL LLC

By:	Telair US LLC, as its sole member
WHIPPANY ACTUATION SYSTEMS, LLC

Each by: TransDigm Inc., its sole member

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chief Financial Officer

AIRBORNE SYSTEMS NA INC.
AIRBORNE SYSTEMS NORTH AMERICA INC.
AVIONICS SPECIALTIES, INC.
ILC HOLDINGS, INC.
MCKECHNIE AEROSPACE HOLDINGS, INC.

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	President

BRIDPORT ERIE AVIATION, INC.

By:	/s/ Liza Sabol

Name:	Liza Sabol

Title:	Chairman of the Board of Directors and President

AIRBORNE SYSTEMS NORTH AMERICA OF CA INC.
KIRKHILL INC.
TEAC AEROSPACE TECHNOLOGIES, INC.

By:	/s/ Liza Sabol

Name:	Liza Sabol

Title:	Treasurer

[Signature Page to Exxon Letter]

ADAMS RITE AEROSPACE, INC.
AIRBORNE SYSTEMS NORTH AMERICA OF NJ INC.
AMSAFE GLOBAL HOLDINGS, INC.
AMSAFE, INC.
HARTWELL CORPORATION
MARATHONNORCO AEROSPACE, INC.
SHIELD RESTRAINT SYSTEMS, INC.
SKURKA AEROSPACE INC.

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chairman of the Board of Directors and Chief Executive Officer

ELECTROMECH TECHNOLOGIES LLC

By:	McKechnie Aerospace US LLC, its sole member

By:	McKechnie Aerospace DE, Inc., its sole member
MCKECHNIE AEROSPACE DE, INC.
MCKECHNIE AEROSPACE US LLC

By:	McKechnie Aerospace DE, Inc., its sole member

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chairman of the Board of Directors, President and Chief Executive Officer

AIRBORNE ACQUISITION, INC.
AIRBORNE GLOBAL, INC.
AIRBORNE HOLDINGS, INC.
AVIATION TECHNOLOGIES, INC.
BRIDPORT-AIR CARRIER, INC.
BRIDPORT HOLDINGS, INC.
TRANSICOIL LLC

By:	Aviation Technologies, Inc., its sole member

By:	/s/ Michael J. Lisman

Name:	Michael J. Lisman

Title:	Chief Executive Officer and President

[Signature Page to Exxon Letter]

LEACH INTERNATIONAL CORPORATION
TA AEROSPACE CO.
CMC ELECTRONICS AURORA LLC
TREALITY SVS LLC
SCIOTEQ LLC
AVISTA, INCORPORATED
AUXITROL WESTON USA, INC.
HYTEK FINISHES CO.
MASON ELECTRIC CO.
NMC GROUP, INC.
NORWICH AERO PRODUCTS, INC.
PALOMAR PRODUCTS, INC.
KORRY ELECTRONICS CO.
ARMTEC DEFENSE PRODUCTS CO.
ARMTEC COUNTERMEASURES CO.
ARMTEC COUNTERMEASURES TNO CO.
ESTERLINE INTERNATIONAL COMPANY
LEACH HOLDING CORPORATION
LEACH TECHNOLOGY GROUP, INC.
ESTERLINE EUROPE COMPANY LLC
ANGUS ELECTRONICS CO.
JANCO CORPORATION
RACAL ACOUSTICS, INC.
ESTERLINE TECHNOLOGIES CORPORATION
TDG ESL HOLDINGS INC.
17111 WATERVIEW PKWY LLC

By:	Esterline Technologies Corporation, its sole member
ESTERLINE TECHNOLOGIES SGIP LLC

By:	Esterline Technologies Corporation, its sole member

By:	/s/ Liza Sabol

Name:	Liza Sabol

Title:	Treasurer

cc:	Michael J. Solecki, Esq. (Jones Day)

[Signature Page to Exxon Letter]